Exhibit 99.1

Portage Biotech Inc.

Condensed Consolidated Interim Financial Statements

For the Three and Nine months Ended December 31, 2020

(Unaudited - Prepared by Management)

(U.S. Dollars)

Portage Biotech Inc.

Condensed Consolidated Interim Financial Statements

Index	Page

Notice to Reader	F-1

Condensed Consolidated Interim Statements of Financial Position As of December 31, 2020 (Unaudited) and March 31, 2020	F-2

Condensed Consolidated Interim Statements of Operations and Other Comprehensive Income (Unaudited) Three and nine months ended December 31, 2020 and 2019	F-3

Condensed Consolidated Interim Statements of Changes in Shareholders' Equity (Unaudited) Nine months ended December 31, 2020 and 2019	F-4

Condensed Consolidated Interim Statements of Cash Flows (Unaudited) Nine months ended December 31, 2020 and 2019	F-5

Notes to Condensed Consolidated Interim Financial Statements	F-6 to F-24

NOTICE TO READER OF CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

The condensed consolidated interim financial statements for Portage Biotech Inc. are comprised of the condensed consolidated statements of financial position as of December 31, 2020 and March 31, 2020, and the condensed consolidated interim statements of operations and comprehensive loss for the three and nine months ended December 31, 2020 and 2019 and the statements of equity and cash flows for each of the nine months then ended and are the responsibility of the Company's management.

The condensed consolidated interim financial statements have been prepared by management and include the selection of appropriate accounting principles, judgments and estimates necessary to prepare these condensed consolidated interim financial statements in accordance with International Financial Reporting Standards.

"signed"	"signed"
Allan Shaw, CFO	Ian Walters MD, Director

DATE: March 1, 2021

Portage Biotech Inc.

Condensed Consolidated Interim Statements of Financial Position

(U.S. Dollars)

(Unaudited - see Notice to Reader dated March 1, 2021)

As of,	Note	December 31, 2020	March 31, 2020
			(Audited)
		In 000'$	In 000'$
Assets
Current assets
Cash and cash equivalents		$3,637	$3,152
Prepaid expenses and other receivables	6	563	574
Investments in marketable equity securities	7	-	68
		4,200	3,794
Long-term assets
Long-term portion of other receivables	6	34	34
Investment in associates	8	2,495	1,225
Investment in private companies	10	7,409	7,409
Goodwill	11	43,324	43,324
In process research and development	12	117,388	117,388
Other assets		36	-
Total assets		$174,886	$173,174
Liabilities and Equity
Current liabilities
Accounts payable and accrued liabilities		$254	$1,268
Warrant liability	14	771	-
Unsecured notes payable	13	300	300
Advance from related party		-	1,000
		1,325	2,568
Non-current liabilities
Unsecured notes payable	13	-	3,361
Deferred tax liability	12	21,604	21,604
		21,604	24,965
Total liabilities		22,929	27,533
Shareholders' Equity
Capital stock	15	130,588	117,817
Stock option reserve	16	36	58
Accumulated other comprehensive income		958	958
Accumulated deficit		(26,637)	(22,302)
Total equity attributable to owners of the Company		104,945	96,531
Non-controlling interest	22	47,012	49,110
Total equity		$151,957	$145,641
Total liabilities and equity		$174,886	$173,174
Commitments and Contingent Liabilities (Note 18)

On behalf of the Board	"Allan Shaw"	Chief Financial Officer	"Ian Walters"
	(signed)		(signed)

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Portage Biotech Inc.

Condensed Consolidated Interim Statements of Operations and Other Comprehensive Loss

(U.S. Dollars)

(Unaudited - see Notice to Reader dated March 1, 2021)

	Note	Three months ended December 31,		Nine months ended December 31,
		2020	2019	2020	2019
			(Revised)
		In 000'$	In 000'$	In 000'$	In 000'$
Expenses
Research and development		$(368)	$(791)	$(1,658)	$(3,175)
General and administrative expenses		(498)	(291)	(1,349)	(1,275)
Loss from operations		(866)	(1,082)	(3,007)	(4,450)
Gain on sale of marketable equity securities	7	-	-	72	-
Change in fair value of warrant liability	14	(500)	-	(441)	-
Income (loss) on equity issued at a discount	15	77	-	(1,256)	-
(Loss) on extinguishment of notes payable	13	-	(33)	(223)	(33)
Share of (loss) income in associates accounted for using equity method	8	(121)	(60)	270	(126)
Foreign exchange (loss)		(2)	(350)	(2)	(350)
Research and development tax credit		65	-	65	-
Interest (expense)		(3)	(201)	(172)	(404)
Net (loss)		(1,350)	(1,726)	(4,694)	(5,363)
Other comprehensive (loss)
Unrealised gain on investment in investments	7, 10	-	1,635	-	1,617
Total comprehensive (loss) for period		$(1,350)	$(91)	$(4,694)	$(3,746)
Net (loss) attributable to:	2
Owners of the Company		$(1,184)	$(1,316)	$(4,335)	$(4,031)
Non-controlling interest		(166)	(410)	(359)	(1,332)
		$(1,350)	$(1,726)	$(4,694)	$(5,363)
Comprehensive (loss) income attributable to:	2
Owners of the Company		$(1,184)	$319	$(4,335)	$(2,414)
Non-controlling interest		(166)	(410)	(359)	(1,332)
		$(1,350)	$(91)	$(4,694)	$(3,746)
(Loss) per share (Actual)	17
Basic and diluted		$(0.10)	$(0.12)	$(0.37)	$(0.37)
Weighted average shares outstanding
Basic and diluted		12,031	10,988	11,619	10,940

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Portage Biotech Inc.

Condensed Consolidated Interim Statements of Changes in Shareholders' Equity

For the Nine months Ended December 31, 2020 and 2019

(U.S. Dollars)

(Unaudited - see Notice to Reader dated March 1, 2021)

	Number of Shares	Capital Stock	Stock Option Reserve	Accumulated Other Comprehensive Income	Retained Earnings (Accumulated Deficit)	Equity Attributable to Owners of Company	Non-controlling Interest	Total Equity
	In '000'	In '000'$	In '000'$	In '000'$	In '000'$	In '000'$	In '000'$	In '000'$
Balance, April 1, 2020	10,988	117,817	58	958	(22,302)	96,531	49,110	145,641
Issued under private placement	698	6,980	-	-	-	6,980	-	6,980
Share issuance costs	-	(248)	-	-	-	(248)	-	(248)
Share-based compensation	-	-	-	-	-	-	712	712
Exchange of SalvaRx warrants for Portage warrants	-	2,640	-	-	-	2,640	-	2,640
Settlement of non-controlling interest in SalvaRx	-	2,451	-	-	-	2,451	(2,451)	-
Warrant liability at contract price	-	(330)	-	-	-	(330)	-	(330)
Fair value adjustment for shares issued at a discount in SalvaRx	397	1,256	-	-	-	1,256	-	1,256
Expiration of unexercised stock options	-	22	(22)	-	-	-	-	-
Net loss for period	-	-	-	-	(4,335)	(4,335)	(359)	(4,694)
Balance, December 31, 2020	12,083	130,588	36	958	(26,637)	104,945	47,012	151,957
Balance, April 1, 2019	1,085,790
After 100:1 reverse stock split	10,858	116,237	324	82	(16,969)	99,674	48,883	148,557
Shares issued on acquisition of Intensity Holdings Limited	130	1,298	-	-	-	1,298	-	1,298
Share-based compensation	-	-	16	-	-	16	1,777	1,793
Unrealized gain on investment in investments	-	-	-	1,617	-	1,617	-	1,617
Net loss for period	-	-	-	-	(4,031)	(4,031)	(1,332)	(5,363)
Balance, December 31, 2019	10,988	117,535	340	1,699	(21,000)	98,574	49,328	147,902

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Portage Biotech Inc.

Condensed Consolidated Interim Statements of Cash Flows

For the Nine months Ended December 31, 2020 and 2019

(U.S. Dollars)

(Unaudited - see Notice to Reader dated March 1, 2021)

For the nine months ended December 31,	2020	2019
	In 000'$	In 000'$
Cash flows provided by (used in) operating activities:
Net loss for the period	$(4,694)	$(5,363)
Adjustments for non-cash items:
Gain on sale of marketable securities	(72)	-
Loss on fair value of warrant liability	441	-
Loss on equity issued at a discount	1,256	-
Amortization of debt discount	76	210
Loss on early extinguishment of debt	223	33
Share of (gain) loss in associates	(270)	126
Stock-based compensation expenses	712	1,793
Foreign exchange transaction loss	2	350
Changes in operating working capital:
Accounts receivable	23	-
Prepaid expenses and other receivables	14	(163)
Accounts payable and accrued liabilities	(1,014)	142
Other assets	(36)	-
Other	(28)	-
Net cash used in operating activities	(3,367)	(2,872)
Cash flows provided by (used in) investing activities:
Proceeds from sale of marketable securities	140	-
Investment in associates	(1,000)	-
Net cash used in investing activities	(860)	-
Cash flows provided by (used in) financing activities:
Proceeds from shares issued under private placement	6,980	-
Share issuance costs	(248)	-
Repayment of unsecured notes payable - SalvaRx	(1,020)	-
Repayment of advance from related party	(1,000)	-
Repayment of unsecured notes payable	-	(300)
Net cash provided by (used in) financing activities	4,712	(300)
Increase (decrease) in cash and cash equivalents during period	485	(3,172)
Cash and cash equivalents at beginning of period	3,152	6,166
Cash and cash equivalents at end of period	$3,637	$2,994

Supplemental disclosure of cash flow information:
Cash paid for interest	$748	$-

Supplemental disclosure of non-cash investing and financing activities:
Accrued equity issuable under warrants exercised in exchange for unsecured notes payable issued by SalvaRx	$2,640	$-
Fair value of warrant liability for Portage warrants issued	$771	$-
Fair value of shares issued to acquire investment in Intensity Holdings Limited	$-	$1,298
Unrealised gain on investment in investments	$-	$1,617

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Portage Biotech Inc.

Notes to Condensed Consolidated Interim Financial Statements

(U.S. Dollars)

(Unaudited - See Notice to Reader dated March 1, 2021)

NOTE 1.  NATURE OF OPERATIONS

Portage Biotech Inc. (the "Company") is incorporated in the British Virgin Islands ("BVI") with its registered office located at FH Chambers, P.O. Box 4649, Road Town, Tortola, BVI.  Its Toronto agent, Portage Services Ltd., is located at 6 Adelaide Street East, Suite 300, Toronto, Ontario, M5C 1H6, Canada.

The Company is a reporting issuer with the securities commissions of the provinces of Ontario and British Columbia.  Its ordinary shares are listed on the Canadian Stock Exchange under the symbol "PBT.U".  On February 25, 2021, the ordinary shares of the Company began trading on NASDAQ under the symbol "PRTG".

Portage is a clinical stage immune-oncology company focused on overcoming immune resistance and currently managing 10 immuno-oncology assets at various development stages.  We source, nurture and develop the creation of early- to mid-stage, first- and best-in-class therapies for a variety of cancers, by funding, implementing viable, cost effective product development strategies, clinical counsel/trial design, shared services, financial and project management to enable efficient, turnkey execution of commercially informed development plans.  Our drug development pipeline portfolio encompasses products or technologies based on biology addressing known resistance pathways/mechanisms of current check point inhibitors with established scientific rationales, including intratumoral delivery, nanoparticles, liposomes, aptamers, and virus-like particles.

On June 5, 2020, the Company effected a 100:1 reverse stock split.  All share and per share information included in the condensed consolidated interim financial statements have been retroactively adjusted to reflect the impact of the reverse stock split.  The shares of ordinary shares authorized remained at an unlimited number of ordinary shares without par value.

The Company's existing subsidiaries are in the pre-clinical stage, and as such no revenue has been generated from their operations.

NOTE 2.  PRIOR PERIOD FINANCIAL STATEMENT REVISION

The financial results for the three months ended December 31, 2019 have been revised to correct the classification of net loss and comprehensive (loss) between the net loss and comprehensive (loss) attributable to owners and the net loss and comprehensive (loss) attributable to the non-controlling interests.  The effect of this revision was to increase the net loss and comprehensive (loss) attributable to owners by $0.940 million and reduce the net loss and comprehensive (loss) reported to the non-controlling interests by the same amount.  This revision has no effect on the consolidated total assets, total liabilities and equity, the net loss or cash flows otherwise reported by the Company for that period.

NOTE 3. GOING CONCERN

The accompanying consolidated financial statements have been prepared on a basis that assumes that the Company will continue as a going concern and that contemplates the continuity of operations, the realization of assets and the satisfaction of liabilities and commitments in the normal course of business.  Accordingly, the accompanying consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or amounts of liabilities that might result from the outcome of this uncertainty.

Portage Biotech Inc.

Notes to Condensed Consolidated Interim Financial Statements

(U.S. Dollars)

(Unaudited - See Notice to Reader dated March 1, 2021)

NOTE 3.  GOING CONCERN (Cont'd)

As of December 31, 2020, the Company had cash and cash equivalents of $3.637 million and total current liabilities of $1.325 million (inclusive of $771 warrant liability settleable on a non-cash basis).  For the nine months ended December 31, 2020, the Company is reporting a net loss of ($4.694) million and cash used in operating activities of $3.367 million.  As of January 31, 2021, we had approximately $3.418 million of cash on hand.

On June 16, 2020, the Company completed a private placement of 698,145 restricted ordinary shares at a price of $10.00 per share for gross proceeds of $6.98 million to accredited investors.  Directors of the Company subscribed for 215,000 shares, or approximately 30.8% of the private placement, for proceeds of $2.15 million.  The Company incurred costs of approximately $0.25 million in connection with the offering, which was treated as contra-equity on the Company's balance sheet.

The Company's cash and cash equivalents balance is decreasing and we will not generate positive cash flows from operations for the year ending March 31, 2021.

The Company has and may continue to delay, scale-back, or eliminate certain of its activities and other aspects of its operations until such time as the Company is successful in securing additional funding.  The Company is exploring various dilutive and non-dilutive sources of funding, including equity and debt financings, strategic alliances, business development and other sources.  In the event the Company's Common Stock is delisted from Nasdaq due to its failure to meet minimum stockholders' equity requirements, the Company's ability to raise additional capital may be materially adversely impacted.  The future success of the Company is dependent upon its ability to obtain additional funding.  There can be no assurance, however, that the Company will be successful in obtaining such funding in sufficient amounts, on terms acceptable to the Company, or at all.  As of the date of this filing, the Company currently anticipates that current cash and cash equivalents will be sufficient to meet its anticipated cash requirements through the end of the second quarter of fiscal year ended March 31, 2022 (September 30, 2021).  These factors raise substantial doubt about the Company's ability to continue as a going concern within one year after the date that the financial statements are issued.

The Company has incurred substantial operating losses since inception and expects to continue to incur significant operating losses for the foreseeable future and may never become profitable.  The losses result primarily from its conduct of research and development activities.  As of December 31, 2020, the Company had cash balances totaling approximately $3.6 million and working capital of approximately $2.9 million ($3.6 million after adjusting for warrant liability settleable on a non-cash basis), as compared to approximately $1.2 million as of March 31, 2020.

The Company historically has funded its operations principally from proceeds from issuances of equity and debt securities.  The Company will require significant additional capital to make the investments it needs to execute its longer-term business plan.  The Company's ability to successfully raise sufficient funds through the sale of debt or equity securities when needed is subject to many risks and uncertainties and, future equity issuances would result in dilution to existing stockholders and any future debt securities may contain covenants that limit the Company's operations or ability to enter into certain transactions.

COVID-19 Effect

Beginning in early March 2020, the COVID-19 pandemic and the measures imposed to contain this pandemic have disrupted and are expected to continue to impact the Company's business operations.  The magnitude of the impact of the COVID-19 pandemic on the Company's productivity, results of operations and financial position, and its disruption to the Company's business and clinical programs and timelines, will depend, in part, on the length and severity of these restrictions and on the Company's ability to conduct business in the ordinary course.

Portage Biotech Inc.

Notes to Condensed Consolidated Interim Financial Statements

(U.S. Dollars)

(Unaudited - See Notice to Reader dated March 1, 2021)

NOTE 4.  BASIS OF PRESENTATION

Statement of Compliance and Basis of Presentation

These condensed consolidated interim financial statements have been prepared in accordance with the International Financial Reporting Standards ("IFRS") issued by the International Accounting Standards Board ("IASB"), IAS 34 Interim Financial Reporting and interpretations of the International Financial Reporting Interpretations Committee.  These condensed consolidated interim financial statements do not include all of the information required for full annual financial statements and should be read in conjunction with the audited consolidated financial statements of the Company for the year ended March 31, 2020.

These condensed consolidated interim financial statements have been prepared on an historical cost basis except for items disclosed herein at fair value.  In addition, these condensed consolidated interim financial statements have been prepared using the accrual basis of accounting, except for cash flow information.

The Company has only one material operating segment.

These condensed consolidated interim financial statements were approved and authorized for issue by the Audit Committee and Board of Directors on February 25, 2021.

Consolidation

The condensed consolidated interim financial statements include the accounts of the Company and,

(a) Portage Services Ltd., a wholly owned subsidiary incorporated in Ontario on January 31, 2011.

(b) Portage Pharmaceuticals Ltd. ("PPL") a wholly owned subsidiary acquired in a merger on July 23, 2013, incorporated in the British Virgin Islands.

(c) EyGen Limited, ("EyGen"), a wholly owned subsidiary of PPL, incorporated on September 20, 2016, in the British Virgin Islands.

(d) SalvaRx Limited ("SalvaRx"), a wholly owned subsidiary, incorporated on May 6, 2015 in the British Virgin Islands.

(e) Portage Glasgow Ltd ("PGL"), a 65% subsidiary of PPL, incorporated in Glasgow, Scotland.

(f) iOx Therapeutics Ltd ("iOx"), a United Kingdom based immune-oncology company, a 60.49% subsidiary, incorporated in the United Kingdom on February 10, 2015.

(g) Saugatuck, a 70% owned subsidiary incorporated in the British Virgin Islands.

(h) Portage Developmental Services, a 100% owned subsidiary incorporated in Delaware.

All inter-company balances and transactions have been eliminated on consolidation.

Non-controlling interest in the equity of a subsidiary is accounted for and reported as a component of stockholders' equity.  Non-controlling interests represent the 39.51% shareholder ownership interest in iOx and the 30% shareholder ownership interest in Saugatuck, and the 35% shareholder ownership interest in PGL, which are consolidated by the Company.

Portage Biotech Inc.

Notes to Condensed Consolidated Interim Financial Statements

(U.S. Dollars)

(Unaudited - See Notice to Reader dated March 1, 2021)

NOTE 4.  BASIS OF PRESENTATION (Cont'd)

Functional and Presentation Currency

The Company's functional and presentation currency is U.S. Dollar.

Use of Estimates and Judgments

The preparation of the condensed consolidated interim financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses.  Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis.  Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Significant areas where estimates are made include valuation of financial instruments, research and development costs, fair value used for acquisition and measurement of share-based compensation.  Significant areas where critical judgments are applied include assessment of impairment of investments and goodwill and the determination of the accounting acquirer and acquiree in the business combination accounting.

Reclassifications

Certain prior year amounts have been reclassified for consistency with the current year presentation.  These reclassifications had no effect on the reported results of operations.

NOTE 5.  SIGNIFICANT ACCOUNTING POLICIES

The accounting policies are set out in Note 3 to the fiscal 2020 audited consolidated financial statements.  These policies have been applied consistently to all periods presented in these condensed consolidated interim financial statements.

New accounting standards, interpretations and amendments

Standards issued but not yet effective up to the date of issuance of the Company's condensed consolidated interim financial statements are listed below.  This listing is of standards and interpretations issued, which the Company reasonably expects to be applicable at a future date.  The Company intends to adopt those standards when they become effective.

Amendments to IFRS 10 and IAS 28: Sale or Contribution of Assets between an Investor and Its Associate or Joint Venture

The amendment addresses the conflict between IFRS 10 and IAS 28 in dealing with the loss of control of a subsidiary that is sold or contributed to an associate or joint venture.  The amendments clarify that the gain or loss resulting from the sale or contribution of assets that constitute a business, as defined in IFRS 3, between an investor and its associate or joint venture, is recognized in full.  Any gain or loss resulting from the sale or contribution of assets that do not constitute a business, however, is recognized only to the extent of unrelated investors' interests in the associate or joint venture.  The IASB has deferred the effective date of these amendments indefinitely, but an entity that early adopts the amendments must apply them prospectively.  The Company does not believe that the above amendment will have any material impact on its financial statements.

Portage Biotech Inc.

Notes to Condensed Consolidated Interim Financial Statements

(U.S. Dollars)

(Unaudited - See Notice to Reader dated March 1, 2021)

NOTE 6.  PREPAID EXPENSES AND OTHER RECEIVABLES

	As of December 31, 2020	As of March 31, 2020
	In 000'$	In 000'$
Prepaid expenses	$7	$14
Research & development tax credits	515	500
Other receivables	41	60
	$563	$574

In October 2016, the Company's wholly owned subsidiary, PPL, agreed to a settlement from a claim made against a supplier, to receive $120,000 in annual installments of $11,250.  Through December 31, 2020, the Company has collected $86,250.  The balance of $33,750 was classified as a long-term asset as of December 31, 2020.  As of March 31, 2020, the outstanding balance of $45,000 reported $11,250 as a current asset within other receivables and $33,750 as a long-term asset.

NOTE 7.  INVESTMENT IN MARKETABLE EQUITY SECURITIES

As of March 31, 2020, the Company's investment in marketable equity securities was comprised of 2,000 shares in Biohaven Pharmaceutical Holding Company Limited ("Biohaven"), a public company listed on the New York Stock Exchange.  The Company accounts for its investment in Biohaven as a financial asset classified as fair value through the statement of other comprehensive income ("FVTOCI").

In August 2020, the Company sold the shares of Biohaven for proceeds of $140,000 resulting in a gain of $72,000.

The following table is a roll-forward of the investment in Biohaven:

	Nine months Ended December 31, 2020	Nine months Ended December 31, 2019
	In 000'$	In 000'$
Balance, beginning of period	$68	$103
Unrealized gain on investment	-	6
Proceeds from the sale of the investment	(140)	-
Gain on sale	72	-
Balance, end of period	$-	$109

NOTE 8.  INVESTMENT IN ASSOCIATE

Details of the Company's associate as of December 31, 2020 and March 31, 2020 are as follows:

Name	Principal Activity	Place of Incorporation and Principal Place of Business	Voting Rights Held as of December 31, 2020	Voting Rights Held as of March 31, 2020
Associate: Stimunity S.A.	Biotechnology	Paris, France	44.0%	36.4%

The abovementioned associate is accounted for using the equity method in these condensed consolidated interim financial statements.

Portage Biotech Inc.

Notes to Condensed Consolidated Interim Financial Statements

(U.S. Dollars)

(Unaudited - See Notice to Reader dated March 1, 2021)

NOTE 8.  INVESTMENT IN ASSOCIATE (Cont'd)

The following table is a roll-forward of the investment Stimunity S.A.:

	Nine months Ended December 31, 2020	Nine months Ended December 31, 2019
	In 000'$	In 000'$
Balance, beginning of period	$1,225	$1,207
Additional investment	1,000	-
Share of income (loss)	270	(126)
Balance, end of period	$2,495	$1,081

On June 1, 2020, the Company made an additional $1.0 million investment in Stimunity upon Stimunity's achievement of certain agreed milestones, increasing its equity share in Stimunity to 44% (see Note 18 (b)).

Under the shareholders agreement, Portage has (i) a preferential subscription right to maintain its equity interest in Stimunity in the event of a capital increase from the issuance of new securities by Stimunity, except for issuances of new securities for stock options under a merger plan or for an acquisition, or (ii) the right to vote against any (a) issuances of additional securities that would call for the Company to waive its preferential subscription right, or (b) any dilutive issuance.

The following table illustrates the summarized financial information of the Company's investment in Stimunity S.A (in millions):

	March 31,
	2020	2019
	(Unaudited)	(Unaudited)
Current assets	$1.3	$1.1
Non-current assets	$-	$-

Current liabilities	$0.3	$0.2
Non-current liabilities	$0.1	$-
Equity	$0.9	$0.9

Company's share in equity - 36.4% and 36.5%	$0.3	$0.3

Years ended March 31,	2020	2019
	(Unaudited)	(Unaudited)
Revenue	$0.2	$0.2
Loss from operations	$(0.3)	$(0.5)
Net loss	$-	$(0.5)

The Company accounts for its investment in Stimunity under the equity method and accordingly, records its share of Stimunity's earnings or loss based on its ownership percentage.  The Company recorded equity in (loss) earnings in Stimunity of ($120,000) and $271,000 for the three and nine months ended December 31, 2020, respectively.

Portage Biotech Inc.

Notes to Condensed Consolidated Interim Financial Statements

(U.S. Dollars)

(Unaudited - See Notice to Reader dated March 1, 2021)

NOTE 9.  INVESTMENT IN PGL

The Company's wholly owned subsidiary, PPL, holds 650 ordinary shares of Portage Glasgow Ltd. (PGL), at £0.01 per share for a total consideration of £6.50 ($9.11).  PPL's ownership comprised 65% of the issued ordinary shares in PGL.  PPL's Chief Executive Officer ("CEO") is also the chairman of the board of directors of PGL, which currently consists of two persons.  PGL is therefore considered a subsidiary and consolidated.

As per the terms of a Convertible Loan Agreement dated January 31, 2018, signed with PGL, PPL has committed to provide PGL with an unsecured convertible loan facility up to £1 million ($1.4 million) with a minimum drawdown of £50,000 ($70,075) and maximum drawdown of £250,000 ($350,375) during any three-month period.  Interest will be at 7% accruing monthly and the facility is repayable within nine years from the date of the agreement.  The outstanding loan with accrued interest can be converted into ordinary shares of PGL to be priced at between £9,000 per share and £5,000 per share depending on the conversion date being within one year to eight years.  However, completion of an eligible fundraising by PGL, being £5 million ($7.0 million) at a pre-money valuation of minimum £10 million ($14.0 million), will require the loan to be converted as per the terms of conversion described above.  As of each of December 31, 2020 and March 31, 2020, the outstanding balance on the loan facility was $200,000.  This loan facility is an intercompany loan that is eliminated in consolidation.

NOTE 10.  INVESTMENT IN PRIVATE COMPANIES

The following is a discussion of our investments in private companies as of December 31, 2020 and March 31, 2020.

Sentien

In August 2015, the Company acquired 210,210 shares of Series A preferred stock in Sentien ("Preferred Stock"), a Medford, MA based private company for $700,000 of cash.  The Preferred Stock is fully convertible into an equal number of common shares.  The Company's holdings represent 5.06% of the equity of Sentien on a fully diluted basis as of December 31, 2020 and March 31, 2020, respectively.  The investment in Sentien has been irrevocably designated as a financial asset recorded at fair value with changes in fair value recorded through other comprehensive income.  As of March 31, 2020, the Company determined that cost no longer was the best estimate of fair value due to a significant change in the strategy of Sentien and determined that the investment in Sentien no longer had any fair value as Sentien was no longer pursing the proposed indication from the time of the Company's initial investment.

Intensity

In connection with the SalvaRx Acquisition in fiscal 2019, the Company acquired a $4.5 million interest in Intensity, a clinical stage biotechnology company, of 1.0 million shares, which represented a 7.5% equity interest in Intensity.  The investment was recorded at fair value (which approximates cost) at the acquisition date.  The investment in Intensity has been irrevocably designated as a financial asset recorded at fair value with gains and losses recorded through other comprehensive income.  The fair value of the asset is determined by considering other comparable equity funding transactions by Intensity with unrelated investors.

On July 11, 2019, the Company entered into an agreement with Fast Forward Innovations Limited ("Fast Forward") to purchase Intensity Holdings Limited ("IHL"), a wholly owned subsidiary of Fast Forward.  The Company paid $1.3 million for IHL through the issuance of 129,806 ordinary shares.  The sole asset of IHL consists of 288,458 shares of the private company, Intensity.  This transaction increased the Company's ownership to 1,288,458 shares of Intensity.  As of December 31, 2020, and March 31, 2020, the Company owned approximately 9.0% of the outstanding shares of Intensity.

Portage Biotech Inc.

Notes to Condensed Consolidated Interim Financial Statements

(U.S. Dollars)

(Unaudited - See Notice to Reader dated March 1, 2021)

NOTE 10.  INVESTMENT IN PRIVATE COMPANIES (Cont'd)

As of December 31, 2020 and March 31, 2020, the Company has determined that there was no evidence of any impairment in the value of the above investments and as a result no adjustment was considered necessary in their carrying values.

NOTE 11.  GOODWILL

	Nine months Ended December 31, 2020			Year Ended March 31, 2020
	Goodwill	IPRD	DTL	Goodwill	IPRD	DTL
	In 000'$	In 000'$	In 000'$	In 000'$	In 000'$	In 000'$
Balance, beginning of period	43,324	117,388	(21,604)	43,324	117,388	(21,604)
On Acquisition of SalvaRx Ltd	-	-	-	-	-	-
Amortization	-	-	-	-	-	-
Impairment	-	-	-	-	-	-
Balance, end of period	43,324	117,388	(21,604)	43,324	117,388	(21,604)

The Company's goodwill arose from the acquisition of SalvaRx and its portfolio of several projects and investments.

As of December 31, 2020, the Company determined that it has only one cash-generating unit ("CGU"), the consolidated Portage Biotech, Inc.

On an annual basis, the Company assesses its long-lived assets with definite lives, which are not yet available for use for potential indicators of impairment.  If any such indication exists, the Company estimates the recoverable amount of the asset or CGU and compares it to the carrying value.

The Company performed its annual impairment test in 2020 and estimated the recoverable amount of the above-noted CGU based on its value in use, which was determined using a capitalized cash flow methodology and categorized within level 3 of the fair market value hierarchy.

The recoverable amount of the CGU has been determined based on its value in use.  The recoverable amount considered assumptions based on probabilities of technical, regulatory and clinical acceptances and financial support.  Further, Management uses risk-adjusted cash flow projections based on financial budgets.  Management believes that any reasonably possible change in the key assumptions on which the recoverable amount is based would not cause the carrying amount to exceed its recoverable amount.  The discount rate has been determined based on the Company's best estimate of a risk adjusted discount rate.

The key assumptions used in the calculation of the recoverable amount include forecasts of the following:

(a) revenues;

(b) normalized operating expenses;

(c) income taxes; and

(d) capital expenditures.

Discounted cash flows are determined with reference to undiscounted risk adjusted cash flows, and the discount rate approximated 20.5% based on the individual characteristics of the Company's CGU, the risk-free rate of return and other economic and operating factors.

Portage Biotech Inc.

Notes to Condensed Consolidated Interim Financial Statements

(U.S. Dollars)

(Unaudited - See Notice to Reader dated March 1, 2021)

NOTE 11.  GOODWILL (Cont'd)

Additionally, at the end of each reporting period, the Company is required to assess whether there is any indication that an asset may be impaired.  Pursuant to IAS 36, the Company reviewed its assets for any indicators of impairment and considered underlying fundamentals, execution, de-risking/advancement of assets and the value creation activities during the three and nine months ended December 31, 2020.

As of December 31, 2020, management assessed whether any indications of impairment existed for the Company's CGU and concluded no indicators were present.  Therefore, a test for impairment was not required and no impairment was recorded for the three and nine months ended December 31, 2020.

NOTE 12.  IN PROCESS RESEARCH AND DEVELOPMENT AND DEFERRED TAX LIABILITY

In process research and development ("IPRD") consists of the following projects (in 000'$):

Project #	Description	Value as of December 31, 2020	Value as of March 31, 2020
iOx:
IMM 60	Melanoma & Lung Cancers	$84,213	$84,213
IMM 65	Ovarian/Prostate Cancers	32,997	32,997
		117,210	117,210
Oncomer/Saugatuck	DNA Aptamers	178	178
		$117,388	$117,388

Deferred tax liability		$21,604	$21,604

Additionally, at the end of each reporting period, the Company is required to assess whether there is any indication that an asset may be impaired.  Pursuant to IAS 36, the Company reviewed its assets for any indicators of impairment and considered underlying fundamentals, execution, de-risking/advancement of assets and the value creation activities during the three and nine months ended December 31, 2020.

As of December 31, 2020, management assessed whether any indications of impairment existed for the Company's IPRD and concluded no indicators were present.  Therefore, a test for impairment was not required and no impairment was recorded for the three and nine months ended December 31, 2020.

Deferred tax liability (DTL) related to IPRD at iOx is subject to tax in the United Kingdom.  As of December 31, 2020, there was no change in the amount and status of iOx IPRD and as a result, no changes were considered necessary in the amount of deferred tax.

Portage Biotech Inc.

Notes to Condensed Consolidated Interim Financial Statements

(U.S. Dollars)

(Unaudited - See Notice to Reader dated March 1, 2021)

NOTE 13.  UNSECURED NOTES PAYABLE

Following is a roll-forward of notes payable:

	CURRENT	CURRENT	NON-CURRENT
Notes payable	PPL	iOx	SalvaRx	Total
	In 000'$	In 000'$	In 000'$	In 000'$
Balance, April 1, 2019	193	100	3,370	3,663
Repayment	-	-	(300)	(300)
Amortization of debt discount	7	-	258	265
Loss on extinguishment of debt	-	-	33	33
Balance, March 31, 2020	200	100	3,361	3,661
Repayment	-	-	(1,020)	(1,020)
Amortization of debt discount	-	-	76	76
Value of notes exchanged in warrant exercise	-	-	(2,640)	(2,640)
Loss on extinguishment of debt	-	-	223	223
Balance, December 31, 2020	200	100	-	300

PPL and EyGen Unsecured Notes Payables

The Unsecured Notes bear interest at 7% per annum, payable annually on the corresponding date of issuance.  The Unsecured Notes are not redeemable by the Company prior to the maturity date of March 2020.  The Unsecured Notes matured in March 2020, but have not been repaid, and accordingly, the Unsecured Notes are included in current liabilities.

In conjunction with the issuance of the Unsecured Notes, the note holders were also issued a warrant to subscribe for $7,500 new PPL or EyGen ordinary shares for every $10,000 of principal issued, respectively, provided that a certain qualifying event occurs within three years of issuance.  The warrants were only exercisable on a qualifying event and the exercise price of the warrant would be based on the price of equity shares determined by the qualifying event and the year in which it took place.  The warrants had a three-year term.  The unexpired warrants expired during the year ended March 31, 2020, and thus do not have any fair value.

SalvaRx Unsecured Notes Payable and Warrants

In connection with the SalvaRx Acquisition in January 2019, the Company assumed $3.96 million of principal in unsecured notes due on March 2, 2021 (or earlier upon a qualifying event), that bear interest at 7% per annum (the "SalvaRx Notes").  The fair value of the SalvaRx Notes was determined to be $3.4 million at January 2019.  As the SalvaRx Acquisition was a qualifying event, the unsecured notes became due upon the acquisition.  In December 2019, the maturity date of the SalvaRx Notes was extended to June 2021.

The holders of the SalvaRx Notes received $7,500 of warrants in respect of each $10 thousand of principal issued.  The warrants vest in the event of a qualifying transaction and are exercisable at a 30% discount to the implied valuation of SalvaRx.  On the Acquisition Date, the fair value of the warrants, which are included in non-controlling interest, was determined to be $2.5 million using the Black Scholes Model.

Portage Biotech Inc.

Notes to Condensed Consolidated Interim Financial Statements

(U.S. Dollars)

(Unaudited - See Notice to Reader dated March 1, 2021)

NOTE 13.  UNSECURED NOTES PAYABLE AND WARRANTS (Cont'd)

During September 2020, the Company settled the SalvaRx Note obligations originally due in June 2021 in an aggregate principal amount of approximately $3.7 million, plus accrued interest of $0.75 million in exchange for cash payments totaling $1.77 million and 397,604 of the associated SalvaRx warrants with an exercise price of $6.64 per share.  The warrants were exchanged for an equal number of warrants to acquire Portage stock at the same price per share.  The Company accounted for the contractual value of the exercised and outstanding warrants of $2.64 million (397,604 shares at $6.64 per share) as accrued equity issuable at September 30, 2020.  The Company also recorded a loss of $1.33 million during the three months ended September 30, 2020 to recognize the discount between the fair value of the underlying shares at September 30, 2020 ($9.99 per share) and the contract price of $6.64 per share.  The exchange was completed on October 13, 2020 and the Company recorded a gain of $0.075 million to recognize the difference between the fair value of the shares at September 30, 2020 ($9.99 per share) and the fair value of the shares on October 13, 2020 ($9.80 per share).  The condensed consolidated interim statements of operations for the three and nine months ended December 31, 2020 reflect a gain of $0.07 million and a loss of $1.26 million, respectively, with respect to equity issued at a discount.

Four of the Company's directors, Gregory Bailey, James Mellon, Steven Mintz (in trust) and Kam Shah, received, in total, 363,718 of the warrants pursuant to this transaction.  Subsequent to the exercise of the warrants in October 2020, Portage had 12,083,395 and 49,701 issued and outstanding shares and warrants, respectively (see Note 15 (b)).

The Company also recorded a loss on early extinguishment of debt of $0.22 million in the nine months ended December 31, 2020.

iOx Unsecured Notes Payable and Warrants

In connection with the SalvaRx Acquisition in January 2019, the Company assumed $2.0 million of 7% convertible notes issued by iOx, a wholly owned subsidiary of SalvaRx (the "Convertible Notes"), of which the Company holds $1.9 million.  As a result of the SalvaRx Acquisition, iOx became a subsidiary of the Company during the year ended March 31, 2019.  In accordance with IFRS 3 - Business Combinations, the fair value, including interest receivable, of the Convertible Notes were effectively settled against the note receivable upon the business combination.  The remaining Convertible Notes issued to third parties, including the conversion option, are recorded at a fair value of $0.1 million.  In each of March 2019 and December 2019, $0.05 million of the Convertible Notes matured.  The holders of the Convertible Notes can convert the notes and accrued interest into ordinary shares of iOx at any time before maturity at £120 per share.  There is an automatic conversion in the event iOx raises $2.0 million, and the conversion price will be determined based on the timing of the capital raised and the price at which the money was raised.  iOx has the right to repay the Convertible Notes together with accrued interest at any time.

Portage Biotech Inc.

Notes to Condensed Consolidated Interim Financial Statements

(U.S. Dollars)

(Unaudited - See Notice to Reader dated March 1, 2021)

NOTE 14.  WARRANT LIABILITY

Below is the roll-forward of warrants issued by entity (see Note 13):

	PBI			SalvaRx
	Exercise Price	Warrants	Amount	Exercise Price	Warrants	Contract Amount
		In 000'	In 000'$		In 000'	In 000'$
Warrants outstanding, April 1, 2020	-	-	$-	$6.64	447,305	$2,970	(1)
Exchange of warrants pursuant to SalvaRx Note settlement	$6.64	447,305	2,970	$6.64	(447,305)	(2,970)
Reclassification to accrued equity issuable	$6.64	(397,604)	(2,640)	-	-	-
Fair value adjustment at December 31, 2020 (2)	-	-	441	-	-	-
Warrants outstanding, December 31, 2020	$6.64	49,701	$771	-	-	$-

(1) Treated as non-controlling interest accounted for at fair value.

(2) Portage warrant liability valued at contract price, adjusted for fair value using the Black Scholes model.

NOTE 15.  CAPITAL STOCK

(a) Authorized ordinary shares: Unlimited number of common shares without par value.

(b) Following is a roll-forward of ordinary shares:

	Nine months Ended December 31, 2020		Nine months Ended December 31, 2019
	Ordinary shares	Amount	Ordinary shares	Amount
	In 000'	In 000'$	In 000'	In 000'$
Balance, beginning of period	10,988	$117,817	10,858	$116,237
Shares issued in a private placement, net of issue costs	698	6,732	-	-
Exchange of SalvaRx warrants for PBI warrants	-	2,640	-	-
Settlement of non-controlling interest in SalvaRx	-	2,451	-	-
To reflect warrants issued and outstanding (d)	-	(330)	-	-
Fair value adjustment for shares issued at a discount in SalvaRx	397	1,256	-	-
Expiration of unexercised stock options	-	22	-	-
Shares issued in connection with the acquisition of interest in Intensity Holding Limited	-	-	130	1,298
Balance, end of period	12,083	$130,588	10,988	$117,535

(c) Number of ordinary shares have been retroactively adjusted to reflect the impact of 100:1 reverse stock split on June 5, 2020.

(d) Represents the contractual value of the Portage warrants, which was adjusted to fair value of $271 using the Black Scholes model.

On June 16, 2020, the Company completed a private placement of 698,145 restricted ordinary shares at a price of $10.00 per share for gross proceeds of $6.98 million to accredited investors.  Directors of the Company subscribed for 215,000 shares, or approximately 30.8% of the private placement, for proceeds of $2.15 million.  The Company incurred costs of approximately $0.25 million in connection with the offering, which was treated as contra-equity on the Company's balance sheet.

Portage Biotech Inc.

Notes to Condensed Consolidated Interim Financial Statements

(U.S. Dollars)

(Unaudited - See Notice to Reader dated March 1, 2021)

NOTE 15.  CAPITAL STOCK (Cont'd)

During September 2020, the Company settled the SalvaRx Note obligations originally due in June 2021 in an aggregate principal amount of approximately $3.7 million, plus accrued interest of $0.75 million in exchange for cash payments totaling $1.77 million and 397,604 of the associated SalvaRx warrants with an exercise price of $6.64 per share.  The warrants were exchanged for an equal number of warrants to acquire Portage stock at the same price per share.  The Company accounted for the contractual value of the exercised and outstanding warrants of $2.64 million (397,604 shares at $6.64 per share) as accrued equity issuable at September 30, 2020.  The Company also recorded a loss of $1.33 million during the three months ended September 30, 2020 to recognize the discount between the fair value of the underlying shares at September 30, 2020 ($9.99 per share) and the contract price of $6.64 per share.  The exchange was completed on October 13, 2020 and the Company recorded a gain of $0.07 million to recognize the difference between the fair value of the shares at September 30, 2020 ($9.99 per share) and the fair value of the shares on October 13, 2020 ($9.80 per share).  The condensed consolidated interim statements of operations for the three and nine months ended December 31, 2020 reflect a gain of $0.07 million and a loss of $1.26 million, respectively, with respect to equity issued at a discount.

Four of the Company's directors, Gregory Bailey, James Mellon, Steven Mintz (in trust) and Kam Shah, received, in total, 363,718 of the shares pursuant to this transaction.  Subsequent to the exercise of the warrants in October 2020, Portage had 12,083,395 and 49,701 issued and outstanding shares and warrants, respectively.

NOTE 16.  STOCK OPTION RESERVE

(a) The following table provides the activity for the Company's stock option reserve:

	Nine months Ended December 31, 2020		Nine months Ended December 31,2019
	Non-Controlling Interest	Stock Option Reserve	Non-Controlling Interest	Stock Option Reserve
	In 000'$	In 000'$	In 000'$	In 000'$
Balance, beginning of period	10,618	58	8,475	324
Share-based compensation expense	712	-	1,777	16
Expiration of unexercised stock options	-	(22)	-	-
Balance, end of period	11,330	36	10,252	340

(b) The movements in the number of options issued were:

	PBI 2013 Option Plan		PPL Option Plan (Subsidiary Plan)		iOx Option Plan (Subsidiary Plan)
	Nine months Ended Dec. 31, 2020	Nine months Ended Dec. 31, 2019	Nine months Ended Dec. 31, 2020	Nine months Ended Dec. 31, 2019	Nine months Ended Dec. 31, 2020	Nine months Ended Dec. 31, 2019
Balance, beginning of period	2,980	5,959	9,341	57,258	2,599	2,599
Expired or forfeited	(2,980)	-	-	-	(675)	-
Balance, end of period	-	5,959	9,341	57,258	1,924	2,599
Exercisable, end of period	-	5,959	9,341	57,258	1,604	1,960

The Board discontinued the 2013 Option Plan in fiscal 2019.

Portage Biotech Inc.

Notes to Condensed Consolidated Interim Financial Statements

(U.S. Dollars)

(Unaudited - See Notice to Reader dated March 1, 2021)

NOTE 16. STOCK OPTION RESERVE (Cont'd)

There were no other options issued under the PPL and iOx Plans.

(a) Following are the weighted average exercise price and the remaining contractual life for outstanding options by plan:

	PBI 2013 Option Plan		PPL Option Plan (Subsidiary Plan)		iOx Option Plan (Subsidiary Plan)
	As of Dec. 31, 2020	As of Dec. 31, 2019	As of Dec. 31, 2020	As of Dec. 31, 2019	As of Dec. 31, 2020	As of Dec. 31, 2019
Weighted average exercise price	$-	$15.00	$2.83	$2.83	$163.80	$152.84
Weighted average remaining contractual life (in years)	-	1.04	1.86	0.60	1.20	1.88

The vested options can be exercised at any time in accordance with the applicable option agreement.  The exercise price was greater than the market price on the date of the grants for all options outstanding as of December 31, 2020 and March 31, 2020.

The Company recorded $183,000 and $712,000 of compensation expense related to the iOx stock option plans for the three and nine months ended December 31, 2020, respectively, and $454,000 and $1,777,000 for the three and nine months ended December 31, 2019, respectively.

On June 25, 2020, at the annual meeting of shareholders, the Company's new incentive stock option plan (the "2020 Stock Option Plan") was approved, which authorized the directors to fix the option exercise price and to issue stock options under the plan as they see fit.  The Company's 2020 Stock Option Plan is a 10% rolling stock option plan under which the directors are authorized to grant up to a maximum of 10% of the issued and outstanding ordinary shares on the date of grant.  Through December 31, 2020, no stock options had been granted under the 2020 Stock Option Plan.

NOTE 17.  EARNINGS (LOSS) PER SHARE

Basic earnings per share ("EPS") is calculated by dividing the net income (loss) attributable to ordinary equity holders of the Company by the weighted average number of ordinary shares outstanding during the period.

Diluted EPS is calculated by dividing the net income (loss) attributable to ordinary equity holders of the Company by the weighted average number of ordinary shares outstanding during the period plus the weighted average number of ordinary shares that would be issued on conversion of all the dilutive potential ordinary shares into ordinary shares.

	Three Months Ended December 31,		Nine months Ended December 31,
	2020	2019	2020	2019
		(Revised)
Numerator (in 000'$)
Net loss attributable to owners of the Company	$(1,184)	$(1,316)	$(4,335)	$(4,031)
Denominator (in 000')
Weighted average number of shares - Basic and Diluted	12,031	10,988	11,619	10,940
Basic and diluted (loss) per share (Actual)	$(0.10)	$(0.12)	$(0.37)	$(0.37)

Inclusion of outstanding options or other common stock equivalents in the computation of diluted loss per share would have an anti-dilutive effect on the loss per share and are therefore excluded from the computation.  Consequently, there is no difference between loss per share and diluted loss per share.  Net loss for the three months ended December 31, 2020 has been revised as described in Note 2, Prior Period Financial Statement Revision.

Portage Biotech Inc.

Notes to Condensed Consolidated Interim Financial Statements

(U.S. Dollars)

(Unaudited - See Notice to Reader dated March 1, 2021)

NOTE 18.  COMMITMENTS AND CONTINGENT LIABILITIES

(a) Under the terms of a License Agreement dated January 25, 2013, PPL is required to reimburse to the Licensor, Trojan Technologies Limited ("Trojan"), 50% of all maintenance costs of the U.S. Patent #7,968,512 and to pay royalties of 3% on Net Receipts from sales of the Licensed Product and 5% on Net Receipts from third parties in respect of development or other exploitation of Licensed Intellectual Property and/or Licensed Products up to a maximum of $30 million.  As of December 31, 2020, no royalties have been earned and maintenance fees are insignificant, therefore no payments have been made to Trojan.

(b) The Company was committed to invest approximately €1.5 million ($1.9 million) in Stimunity upon Stimunity's achievement of certain agreed milestones.  During the year ended March 31, 2019, the Company made a discretionary investment of €600,129 ($688,359) and on June 1, 2020, the Company made a discretionary investment of €800,000 ($1.0 million) investment towards the commitment.  The remaining commitment was €100,000 as of December 31, 2020 (see Note 8).

(c) PPL is committed to provide a loan facility to PGL of up to £1 million ($1.4 million).  As of December 31, 2020, PPL advanced £188,733 ($257,622) against the loan facility (see Note 9).

(d) SalvaRx has a contractual obligation to make further capital contribution of €0.3 million ($0.3 million) in Nekonal once certain development milestones have been achieved (see (e) below).

(e) SalvaRx and Nekonal are currently in disagreement regarding SalvaRx's obligation to make the additional equity contribution described in (d), which is due upon Nekonal's attainment of the defined milestone.  In April 2019, SalvaRx asserted that management of Nekonal committed a breach of duties and fraud on its minority shareholder and Nekonal management has accused SalvaRx of breach of contract.  To date, no legal proceedings have been formally commenced by either party.  Research and development efforts have been suspended pending a resolution of this matter.  The Company has reduced its investment in Nekonal to zero in these financial statements.  The Company cannot predict the outcome of this matter and there is no assurance that additional costs will not be incurred.

NOTE 19.  RELATED PARTY TRANSACTIONS

The Board of Directors, Chairman, Chief Executive Officer and Chief Financial Officer are key management personnel.  The following subsidiaries and associates are considered related parties:

(a) Nekonal: One of the three directorships on the Board of Directors of Nekonal is controlled by Portage.  Additionally, the CEO of the Company is also the CEO of Nekonal, and employees of the Company comprise the management team of Nekonal under the service agreement for management services.

(b) Stimunity: One of the three directors on the Board of Directors of Stimunity is controlled by Portage.

(c) iOx: Two of the five directorships on the Board of Directors of iOx is controlled by Portage.  Additionally, Portage has an observer on the Board of iOx.  The CEO of the Company is also the CEO of iOx, and the management team of the Company comprise the management team of iOx.

(d) Saugatuck: One of the three directorships on the Board of Directors of Saugatuck is controlled by Portage.  Additionally, the CEO of the Company is also the CEO of Saugatuck and the management team of the Company comprise the management team of Saugatuck.

(e) Intensity: One of the four directorships on the Board of Directors of Intensity is represented by Portage.  Additionally, the CEO of the Company is an officer and employee of Intensity.

Portage Biotech Inc.

Notes to Condensed Consolidated Interim Financial Statements

(U.S. Dollars)

(Unaudited - See Notice to Reader dated March 1, 2021)

NOTE 19.  RELATED PARTY TRANSACTIONS (Cont'd)

(f) PGL: PPL holds 65% equity in PGL, committed to provide financing and also handles financial and administrative matters of PGL.

The following are significant related party balances and transactions other than those disclosed elsewhere in the condensed consolidated interim financial statements:

(a) Unsecured notes payable includes $200,000 notes issued to directors of the Company by PPL.  See (b) below for discussion of the exchange and settlement of approximately $3.2 million notes issued to directors by SalvaRx.

(b) Interest expense includes $78,427 interest for the nine months ended December 31, 2020, and $59,850 and $119,700 interest for the three and nine months ended December 31, 2019, respectively, incurred on notes issued to members of the Portage board of directors.  The SalvaRx Notes were settled in August 2020 and, accordingly, no interest expense was incurred in the three months ended December 31, 2020.  In connection with the settlement of the SalvaRx unsecured notes, $692,045 of accrued interest and $805,000 of principal was paid to directors.  The directors also exchanged an aggregate $2,415,000 of notes payable for SalvaRx warrants at a price of $6.64, which were exchanged for Portage warrants and immediately converted to Portage stock, which was included in accrued equity issuable on the condensed consolidated interim statements of financial position at December 31, 2020 (see Note 13).

(c) In January 2020, a board member of the Company advanced the Company $1.0 million, which was repaid in July 2020.  There was no interest or fees associated with this advance.

Transactions between the parent company and its subsidiaries, which are related parties, have been eliminated in consolidation and are not disclosed in this note.

NOTE 20.  FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

The Company's financial instruments recognized in the Company's condensed consolidated interim statements of financial position consist of the following:

Fair value estimates are made at a specific point in time, based on relevant market information and information about financial instruments.  These estimates are subject to and involve uncertainties and matters of significant judgment, therefore cannot be determined with precision.  Changes in assumptions could significantly affect the estimates.

Portage Biotech Inc.

Notes to Condensed Consolidated Interim Financial Statements

(U.S. Dollars)

(Unaudited - See Notice to Reader dated March 1, 2021)

NOTE 20.  FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (Cont'd)

The following table summarizes the Company's financial instruments as of December 31, 2020 and March 31, 2020:

	As of December 31, 2020		As of March 31, 2020
	Amortized Cost	Fair Value to Other Comprehensive Income (FVTOCI)	Amortized Cost	FVTOCI
	in 000'$	in 000'$	in 000'$	in 000'$
Financial assets
Cash and cash equivalents	3,637	-	3,152	-
Prepaid expenses and other receivables	563	-	574	-
Investments	-	9,904	-	8,702
	Amortized Cost	Fair Value through profit or loss (FVTPL)	Amortized Cost	FVTPL
Financial liabilities
Accounts payable and accrued liabilities	254	-	1,268	-
Unsecured notes payable	300	-	3,661	-
Warrant liability	-	771	-	-

A summary of the Company's risk exposures as it relates to financial instruments are reflected below.

Fair value of financial instruments

The Company's financial assets and liabilities are comprised of cash, receivables and investments in equities and private entities, accounts payable, warrant liability and unsecured notes payable.

The Company classifies the fair value of these transactions according to the following fair value hierarchy based on the amount of observable inputs used to value the instrument:

  Level 1 - Values are based on unadjusted quoted prices available in active markets for identical assets or liabilities as of the reporting date.
  Level 2 - Values are based on inputs, including quoted forward prices for commodities, time value and volatility factors, which can be substantially observed or corroborated in the marketplace.  Prices in Level 2 are either directly or indirectly observable as of the reporting date.
  Level 3 - Values are based on prices or valuation techniques that are not based on observable market data.  Investments are classified as Level 3 financial instrument.

Assessment of the significance of a particular input to the fair value measurement requires judgment and may affect the placement within the fair value hierarchy.

Management has assessed that the fair values of cash and cash equivalents, other receivables and accounts payable approximate their carrying amounts largely due to the short-term maturities of these instruments.

Portage Biotech Inc.

Notes to Condensed Consolidated Interim Financial Statements

(U.S. Dollars)

(Unaudited - See Notice to Reader dated March 1, 2021)

NOTE 20.  FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (Cont'd)

The following methods and assumptions were used to estimate their fair values:

Investment in Biohaven: Fair value was based on a quoted market price of $34.03 per share as of March 31, 2020 (Level 1).  The investment was sold in August 2020.

Investment and option in Nekonal: Fair value has been listed at $0.

Investment in Sentien: Fair value of the asset is determined by considering strategy changes by Sentien (Level 3).

Investment in Intensity: Fair value of the asset is determined by considering other comparable equity funding transactions by Intensity with unrelated investors (Level 3).

Accrued equity issuable: The fair value is estimated based on the quoted market price at December 31, 2020 (Level 1).

Unsecured notes payable and warrant liability: The fair value is estimated using a Black Scholes model (Level 3).

Warrant Liability: The fair value is estimated using a Black Scholes model (Level 3).

There have been no transfers between levels of the fair value hierarchy for the three and nine months ended December 31, 2020 and the year ended March 31, 2020.

The Company's financial instruments are exposed to certain financial risks: credit risk and liquidity risk.

Credit risk.  Credit risk is the risk of loss associated with a counterparty's inability to fulfil its payment obligations.  The credit risk is attributable to various financial instruments, as noted below.  The credit risk is limited to the carrying value as reflected on the condensed consolidated interim statements of financial position.

Cash.  Cash is held with major international financial institutions and therefore the risk of loss is minimal.

Other receivables.  The Company is exposed to credit risk attributable to its debtor since a significant portion of this amount represents the amount agreed on a settlement of a claim by PPL (see Note 6), payable over the next four years.  The debtor has so far been diligent in paying the amounts on the due dates and PPL management will be monitoring the account on a regular basis.

Liquidity risk.  Liquidity risk is the risk that the Company will encounter difficulty in satisfying financial obligations as they become due.

The Company's approach to managing liquidity is to ensure, as far as possible, that it will have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions without incurring unacceptable losses or risking harm to the Company's reputation.  The Company holds sufficient cash to satisfy obligations under accounts payable and accruals.

The Company monitors its liquidity position regularly to assess whether it has the funds necessary to meet its operating needs and needs for investing in new projects.  The Company believes that it has sufficient funding to finance the committed drug development work, apart from meeting its operational needs for the foreseeable future.

Portage Biotech Inc.

Notes to Condensed Consolidated Interim Financial Statements

(U.S. Dollars)

(Unaudited - See Notice to Reader dated March 1, 2021)

NOTE 20.  FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (Cont'd)

However, as a biotech company at an early stage of development and without significant internally generated cash flows, there are inherent liquidity risks, including the possibility that additional financing may not be available to the Company, or that actual drug development expenditures may exceed those planned.  The current uncertainty in global markets could have an impact on the Company's future ability to access capital on terms that are acceptable to the Company.  There can be no assurance that required financing will be available to the Company.

NOTE 21.  CAPITAL DISCLOSURES

The Company considers the items included in shareholders' equity as capital.  The Company had accounts payable and accrued expenses of approximately $0.254 million as of December 31, 2020 (approximately $1.3 million as of March 31, 2020) and current assets, primarily in cash, of approximately $4.2 million as of December 31, 2020 (approximately $3.8 million as of March 31, 2020).  The Company's objectives when managing capital are to safeguard the Company's ability to continue as a going concern in order to pursue new business opportunities and to maintain a flexible capital structure, which optimizes the costs of capital at an acceptable risk.

The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets.

As of December 31, 2020, shareholders' equity attributable to the owners of the company was approximately $104.9 million (approximately $96.5 million as of March 31, 2020).

The Company is not subject to any externally imposed capital requirements and does not presently utilize any quantitative measures to monitor its capital.  There have been no changes to the Company's approach to capital management during the three and nine months ended December 31, 2020 and 2019.

NOTE 22.  NON-CONTROLLING INTEREST

	PGL	SalvaRx	iOx	Saugatuck	Total
	000'$	000'$	000'$	000'$	000'$
Balance, April 1, 2020	(81)	2,451	46,712	28	49,110
Stock-based compensation expense	-	-	712	-	712
Exchange of SalvaRx warrants for PBI warrants in SalvaRx Note settlement	-	(2,451)	-	-	(2,451)
Net loss attributable to non-controlling interest	(10)	-	(317)	(32)	(359)
Non-controlling interest, December 31, 2020	(91)	-	47,107	(4)	47,012

	PGL	SalvaRx	iOx	Saugatuck	Total
	000'$	000'$	000'$	000'$	000'$
Balance, April 1, 2019	(31)	2,451	46,376	87	48,883
Stock-based compensation expense	-	-	1,777	-	1,777
Net loss attributable to non-controlling interest	(55)	-	(1,260)	(17)	(1,332)
Non-controlling interest, December 31, 2019	(86)	2,451	46,893	70	49,328

Portage Biotech Inc.

Notes to Condensed Consolidated Interim Financial Statements

(U.S. Dollars)

(Unaudited - See Notice to Reader dated March 1, 2021)

NOTE 23.  SUBSEQUENT EVENT

Effective January 13, 2021, the Company amended its 2020 Stock Option Plan (the "Amended 2020 Stock Option Plan") to permit the grant of additional types of equity compensation securities including restricted stock units and dividend equivalent rights.  The aggregate number of equity securities, which may be issued under the Amended 2020 Stock Option Plan has not been changed.  Pursuant to the Amended 2020 Stock Option Plan, on January 13, 2021, the Company granted an aggregate of 868,000 stock options exercisable at a price of US$17.75 per share, representing closing price of the shares on the day immediately preceding the grant date, which expire on January 14, 2026 and 243,000 restricted stock units to various directors, officers and consultants of the Company.  501,000 options granted to members of the board of directors vest 1/3 on grant date, 1/3 on the first anniversary of the grant and 1/3 on the second anniversary of the grant.  367,000 options granted to consultants vest 1/3 on each of the first three anniversaries of the date of grant.  The restricted stock units vest on the date of grant but underlying shares cannot be sold until one of four conditions are met.  Further details regarding these grants may be found in a Form 11 filed with the Canadian Securities Exchange on January 20, 2021.